Faegre Drinker Biddle & Reath LLP
320 S. Canal Street Chicago, Illinois 60606
+1 312-569-1000 main
+1 312 569 3000 fax

March 10, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Nomura Alternative Income Fund (Registration Nos. 811-23826; 333-267402) (the “Fund”)

Ladies and Gentlemen:

Filed herewith electronically via EDGAR is an amendment to the registration statement of the Fund on Form N-2 (the “Registration Statement”). The Registration Statement is being filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, and the applicable rules thereunder. The purpose of this pre-effective amendment is to respond to comments received from the Staff on the Fund’s Registration Statement filed on February 10, 2023.

Questions and comments may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua B. Deringer at (215) 988-2959.

Very truly yours,

/s/ David L. Williams

David L. Williams